UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERMOUNTAIN COMMUNITY BANCORP

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

45881M100

(CUSIP Number)

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45881M100

1.	Names of Reporting Persons. Stadium Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,878,217(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,878,217(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,878,217(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%(2)

14.	Type of Reporting Person (See Instructions) IA, OO

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. Alexander M. Seaver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,878,217(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,878,217(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,878,217(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. Bradley R. Kent

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,878,217(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,878,217(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,878,217(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. Stadium Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,567,959(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,567,959(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,567,959(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) Stadium Capital Partners, L.P. also owns (i) 15,178,733 shares of non-voting common stock (the “Non-Voting Common Stock”) (1,464,540 of which were acquired pursuant to the Rights Offering Backstop and 13,714,193 of which were acquired when the Series B Preferred Stock previously owned by Stadium Capital Partners, L.P. automatically converted into Non-Voting Common Stock after approval by Intermountain's shareholders of an amendment to Intermountain's Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of common stock, no par value (“Common Stock”), in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 782,000 shares of Non-Voting Common Stock at an exercise price of $1.00 per share.

(3) This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. Stadium Capital Qualified Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 310,258(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 310,258(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,258(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2) Stadium Capital Qualified Partners, L.P. also owns (i) 1,319,889 shares of Non-Voting Common Stock (127,351 of which were acquired pursuant to the Rights Offering Backstop and 1,192,538 of which were acquired when the Series B Preferred Stock previously owned by Stadium Capital Qualified Partners, L.P. automatically converted into Non-Voting Common Stock after approval by Intermountain's shareholders of an amendment to Intermountain's Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 68,000 shares of Non-Voting Common Stock at an exercise price of $1.00 per share.

(3) This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Stadium Capital Management LLC with the Securities and Exchange Commission on February 2, 2012 (the “Original Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented to add the following information:

Pursuant to the Amended and Restated Securities Purchase Agreements, dated January 20, 2012 (the “Amended Purchase Agreements”), with Intermountain, the Stadium Investors agreed that in the event the rights offering required by the Amended Purchase Agreements (the “Rights Offering”) was not fully subscribed, they would purchase shares of Common Stock and Non-Voting Common Stock representing in the aggregate their pro rata shares of the unsubscribed shares of Common Stock (the “Rights Offering Backstop”).  On May 21, 2012, the offering period for the Rights Offering expired in accordance with its terms and on May 30, 2012, pursuant to the Rights Offering Backstop, SCP purchased from Intermountain 722,152 shares of Common Stock and SQP purchased from Intermountain 62,796 shares of Common Stock. (SCP also purchased 1,464,540 shares of Non-Voting Common Stock and SQP also purchased 127,351 shares of Non-Voting Common Stock.)  The funds used by the Stadium Investors were obtained from working capital.

Item 4.    Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented to add the following information:

Pursuant to the Amended and Restated Securities Purchase Agreements, the Stadium Investors agreed that in the event the Rights Offering was not fully subscribed, they would purchase shares of Common Stock and Non-Voting Common Stock representing in the aggregate their pro rata shares of the unsubscribed shares of Common Stock.  On May 21, 2012, the offering period for the Rights Offering expired in accordance with its terms and on May 30, 2012, pursuant to the Rights Offering Backstop, SCP purchased from Intermountain 722,152 shares of Common Stock and SQP purchased from Intermountain 62,796 shares of Common Stock.  (SCP also purchased 1,464,540 shares of Non-Voting Common Stock and SQP also purchased 127,351 shares of Non-Voting Common Stock.)

Item 5.    Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Stadium Capital Management, LLC (1)	3,878,217	14.9%	0	3,878,217	0	3,878,217
Alexander M. Seaver (2)	3,878,217	14.9%	0	3,878,217	0	3,878,217
Bradley R. Kent (3)	3,878,217	14.9%	0	3,878,217	0	3,878,217
Stadium Capital Partners, L.P. (4)	3,567,959	13.7%	3,567,959	0	3,567,959	0
Stadium Capital Qualified Partners, L.P. (5)	310,258	1.2%	310,258	0	310,258	0

(1) SCM disclaims beneficial ownership of the Common Stock owned by SCP and SQP, except to the extent of its pecuniary interest therein.

(2) Mr. Seaver shares voting and dispositive power over the 3,878,217 shares beneficially owned by SCP and SQP with Mr. Kent, due to the fact that each is a manager of SCM, the sole general partner of SCP and SQP.  Mr. Seaver disclaims beneficial ownership of the Common Stock beneficially owned by SCM, SCP and SQP, respectively, except to the extent of his pecuniary interests therein.

(3) Mr. Kent shares voting and dispositive power over the 3,878,217 shares beneficially owned by SCP and SQP with Mr. Seaver, due to the fact that each is a manager of SCM, the sole general partner of SCP and SQP.  Mr. Kent disclaims beneficial ownership of the Common Stock beneficially owned by SCM, SCP and SQP, respectively, except to the extent of his pecuniary interests therein.

(4) SCP also owns (i) 15,178,733 shares of Non-Voting Common Stock (1,464,540 of which were acquired pursuant to the Rights Offering Backstop and 13,714,193 of which were acquired when the Series B Preferred Stock automatically converted into Non-Voting Common Stock after approval by Intermountain's shareholders of an amendment to Intermountain's Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 782,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share which is convertible into an equal number of shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.

(5) SQP also owns (i) 1,319,889 shares of Non-Voting Common Stock (127,351 of which were acquired pursuant to the Rights Offering Backstop and 1,192,538 of which were acquired when the Series B Preferred Stock automatically converted into Non-Voting Common Stock after approval by Intermountain's shareholders of an amendment to Intermountain's Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 68,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share which is convertible into an equal number of shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Filers nor, to the best knowledge of each of the Filers, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of Intermountain.

(d) Other than the Filers, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Intermountain referred to in this Item 5.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 30, 2012

STADIUM CAPITAL MANAGEMENT, LLC

By:		/s/ Bradley R. Kent
Name:		Bradley R. Kent
Title:		Manager

BRADLEY R. KENT

By:		/s/ Bradley R. Kent
Name:		Bradley R. Kent

ALEXANDER M. SEAVER

By:		/s/ Alexander M. Seaver
Name:		Alexander M. Seaver

STADIUM CAPITAL PARTNERS, L.P.

	By:	Stadium Capital Management, LLC,
its general partner

By:		/s/ Bradley R. Kent
Name:		Bradley R. Kent
Title:		Manager

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.

	By:	Stadium Capital Management, LLC,
its general partner

By:		/s/ Bradley R. Kent
Name:		Bradley R. Kent
Title:		Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).